Exhibit 4.1
AMENDMENT NO. 1
TO
AMENDED AND RESTATED WARRANT AGREEMENT
          This Amendment No. 1, dated as of October 7, 2009 (this “Amendment”), to the Amended and Restated Warrant Agreement, dated as of July 20, 2009 (the “Warrant Agreement”), between Global Consumer Acquisition Corp. (the “Company”), a Delaware corporation, and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), is hereby entered into between the Company and the Warrant Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Agreement.
          WHEREAS, on October 7, 2009, the stockholders of the Company approved the Company’s initial business combination, along with certain amendments to (i) the Company’s Amended and Restated Certificate of Incorporation as set forth in the Company’s Second Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 7, 2009, and (ii) certain amendments to the Investment Management Trust Agreement, dated as of November 27, 2007 (the “Trust Agreement”), between the Company and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) as set forth in the Amendment to the Trust Agreement, dated as of October 7, 2009, between the Company and the Trustee (the “Trust Agreement Amendment”).
          WHEREAS, pursuant to Section 9.9 of the Warrant Agreement, the Warrant Agreement may be amended by the Company and the Warrant Agent without the consent of any registered holder of the Company’s Warrants for the purpose of correcting or supplementing any defective provision contained in the Warrant Agreement or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the Company and the Warrant Agent deem necessary or desirable and that such parties deem shall not adversely affect the interest of the registered holders of the Warrants.
          WHEREAS, in order to reconcile the Warrant Agreement with (i) the amended provisions of the Company’s Amended and Restated Certificate of Incorporationas set forth in the Company’s Second Amended and Restated Certificate of Incorporation, and (ii) the amended provisions of the Trust Agreement as set forth in the Trust Agreement Amendment, the Company and the Warrant Agent desire to amend the Warrant Agreement as set forth below.
          Therefore, the Company and the Warrant Agent hereby agree to amend the Warrant Agreement as follows:
          1. Section 3.2 of the Warrant Agreement is hereby amended by deleting the section in its entirety in its entirety and replacing it with the following:
     “3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the completion of the initial acquisition by the Company of one or more operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination (a “Business Combination”) and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) seven years after the closing of the Business Combination and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Warrant Agreement (the “Expiration Date”); provided, however, that the Warrants shall not be exercisable and the Company shall not be obligated to issue Common Stock in respect thereof unless, at the time a holder seeks to exercise the Warrants, a prospectus relating to the Common Stock issuable upon exercise of the warrants is current and the Common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Warrant Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that any extension of the duration of the Warrants must apply equally to all of the Warrants.”
          2. Section 4.8 of the Warrant Agreement is hereby amended by deleting the section in its entirety in its entirety and replacing it with the following:
     “4.8. Extraordinary Dividends. If the Company, at any time during the Exercise Period, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (w) as described in Sections 4.1, 4.2 or 4.4, (x) regular quarterly or other periodic dividends, (y) in connection with the conversion rights of the holders of Common Stock or (z) in connection with the Company’s liquidation and the distribution of its assets upon its failure to consummate a Business Combination (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s Board of Directors in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend.”
          3. Section 8.6 of the Warrant Agreement is hereby amended by deleting the section in its entirety in its entirety and replacing it with the following:
     “8.6 Waiver. The Warrant Agent acknowledges that it has read the prospectus contained in the Registration Statement and understands that the Company has established a trust fund (the “Trust Fund”) with the net proceeds of the Public Offering and the insider private placement of insider warrants for the benefit of the public stockholders and that the Company may disburse monies from the Trust Fund only (i) to the public stockholders in the event of the conversion of their shares or the liquidation of the Company or (ii) to the Company after such public stockholders approve the Business Combination. For and in consideration of the value to be received in connection with this Warrant Agreement, the Warrant Agent hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Fund (each a “Claim”) and hereby waives any Claim against the Trust Fund it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and will not seek recourse against the Trust Fund for any reason whatsoever.”
          4. Except as expressly modified hereby, the terms of each of the Warrant shall remain in full force and effect.
          5. This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile signature shall be deemed to be an original signature for purposes of this Amendment.

          6. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.
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          IN WITNESS WHEREOF, this Amendment has been duly executed and delivered as of the day and year first above written.

GLOBAL CONSUMER ACQUISITION CORP.
By:	/s/ Jason N. Ader
	Name:	Jason N. Ader
	Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY w
By:	/s/ Steven Nelson
	Name:	Steven Nelson
	Title:	Chairman